Exhibit 3.1

The text of Section 4.02 of Article 4 of the Articles of Incorporation of HNI Corporation has been amended to read as follows:

Section 4.02.  Series of Preferred Shares.  Authority is hereby vested in the Board of Directors to divide the preferred shares into series and, within the limitations set forth in the Iowa Business Corporation Act and in these Articles of Incorporation, to fix and determine the relative rights and preferences of the shares of any series so established.  In order to establish such series, the Board of Directors and the Corporation shall comply with the procedure therefor as provided in the Iowa Business Corporation Act.  Upon such compliance, the resolution of the Board of Directors establishing and designating the series and fixing and determining the relative rights and preferences thereof shall become effective and shall constitute an amendment of these Articles of Incorporation.